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                                                                   Exhibit 10.13


                                  May 28, 1997




VIA TELECOPY - (704) 332-3044

Bourne & Co.
Interstate Tower
121 West Trade Street, Suite 2750
Charlotte, North Carolina  28202

         Re:      McGuire-Nicholas Company, Inc.

Attention:  Mr. Ernest C. Bourne

Dear Mr. Bourne:

Kirkland Messina LLC (together with its affiliates, "ICM") is pleased to submit this letter outlining our offer to purchase all of the assets and business of McGuire-Nicholas, Inc. (the "Company") on the terms and conditions, and for the consideration, as generally described herein (the "Proposed Acquisition"). This letter supersedes our offer of May 15, 1997. This offer is based upon our conversations with Bourne & Co. representatives, information as set forth in the Confidential Descriptive Memorandum relating to the Company, information provided by the Company and various assumptions made by KM in interpreting and analyzing that information. KM has attempted to structure this proposal in a manner consistent with the objectives of the Company and its owner.

Purchaser

It is anticipated that a partnership formed by ICM ("Newco") would purchase the assets of the Company (the "Assets") and assume certain liabilities of the Company, pursuant to an Asset Purchase Agreement (as defined below). The seller of the Assets is referred to in this letter as the "Seller". It is our intention to offer the senior management of the Company the opportunity to purchase equity in Newco.

Consideration

The purchase price to be paid is based on the financial statements of the Company as of May 2, 1997 and our review and analysis of the other data and information that has been made available
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to us regarding the Company. The all cash purchase price that ICM is prepared to pay for the Assets is to be specifically set forth in, and on the terms and conditions set forth in, an Asset Purchase Agreement (the "Asset Purchase Agreement") and would represent a value of $5.7 million. The purchase price will be subject to the following adjustments:

1. The purchase price will be reduced by the principal amount and accrued interest of any outstanding indebtedness to be assumed by Buyer as of the closing date. We anticipate that Newco will assume the Congress loan facility in order to facilitate an expedited closing.

2. The purchase price will be increased or decreased to the extent that Net Working Capital (defined as accounts receivable plus inventories plus assumable prepaid expenses minus accounts payable and other accrued current liabilities, calculated in accordance with GAAP) on the closing date exceeds or is less than $4,077,393. Excluded from accounts receivable will be any receivable which is 90 days past due or will be in that category within 90 days of the closing.

3. The purchase price will be reduced by the amount over $500,000 of the aggregate amount of trade payables extended beyond contracted terms beyond 60 days.

4. The purchase price will be reduced by the amount of any products returned to the Company that were sold prior to the closing date.

Closing

ICM is prepared to close the Proposed Acquisition expeditiously after ICM has been able to negotiate and execute a final Asset Purchase Agreement.

Other Terms and Conditions

Consummation of this transaction will be subject to terms and conditions typical for transactions of this sort, including the following:

1. The Proposed Acquisition is subject to the negotiation of a mutually acceptable Asset Purchase Agreement, as well as all related agreements and documents (collectively, the "Transaction Agreements"). The Transaction Agreements would reflect the terms and conditions set forth in this letter and contain such other terms, representations, warranties, covenants, indemnities and conditions usual and customary in a transaction of this type.

         It is anticipated that after we are provided with an opportunity to perform more extensive due diligence a financing commitment would be provided to the Seller. We anticipate assuming the Congress loan, but in the event that it not possible an asset based bank financing will be provided from another source. The Bank of New York has been our primary lender in other asset based borrowings. ICM will provide an equity investment in an amount sufficient to complete this transaction.
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2.       Prior to the closing, the business of the Company shall have been conducted in the ordinary course consistent with past practices, and there shall have been no material adverse change to the business of the Company or its prospects, and neither the Company nor its subsidiaries shall have declared or paid any dividends or other equity distributions, or shall have sold any material portion of its assets or incurred any new material indebtedness. In addition, there shall be no threatened or pending litigation against the Company, and ICM shall have completed due diligence with respect to the Company and its business, including without limitation with respect to legal, tax, financial and environmental matters.

3. Buyer will assume certain of the Company's current liabilities that are listed on the Company's balance sheet dated as of May 2, 1997, except that Buyer will not assume any liabilities for any contingent, unknown or other non-balance sheet liabilities of the Company.

This letter does not constitute a binding obligation of either party, which can only be conveyed after completion of our due diligence review satisfactory to us in our sole discretion, and the execution of the Asset Purchase Agreement. This offer shall remain in effect until 5:00 pm EST on May 30, 1997.

We are pleased to proceed with the transaction as expeditiously as possible. It is anticipated that an acquisition could be completed, subject to the receipt of all approvals, within two to three weeks of our selection. We would be happy to discuss the foregoing in greater detail if you so desire, and look forward to working with you on this transaction.

Sincerely,



/s/ Dana D. Messina
Dana D. Messina
Chief Executive Officer

cc:      Matthew Barret, Oak Tree Capital
         Gabe Mihaly, Union Tools

Accepted

/s/   Gabe Mihaly
      Gabe Mihaly
      President and Chief Executive Officer

      May 30, 1997